UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

 SPECIALIZED DISCLOSURE REPORT

Liberty Energy Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38081	81-4891595
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
950 17th Street, Suite 2400
Denver, Colorado 80202
(Address and Zip Code of Principal Executive Offices)
Michael Stock
(303) 515-2800
(Name and Telephone Number, Including Area Code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _____.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended December 31, 2023.

Section 2. Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The specified payment disclosure required by this Form is included in Exhibit 2.01 to this Form SD.
Section 3. Exhibits
Item 3.01 Exhibits

Exhibit No.	Description

99.1	Resource Extraction Payment Report

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY ENERGY INC.

Dated: September 26, 2024	By:	/s/ Michael Stock
Michael Stock
Chief Financial Officer